SCHLUETER & ASSOCIATES, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, Colorado 80111

Telephone: 1-303 292-3883

Facsimile: 1-303 296-8880

hfs@schlueterintl.com

August 27, 2024

VIA EDGAR

Registration Statement

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	BeLive Holdings
Amendment No. 1 to Registration Statement on Form F-1 Filed on August 15, 2024 File No. 333-280739

Dear Ms. Veator:

We represent BeLive Holdings (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Amendment No.2 to the Registration Statement on Form F-1 (the “Registration Statement”) which is being filed via EDGAR simultaneously with this transmittal letter.

The purpose of this letter is to respond to the comment letter dated August 23, 2024, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Registration Statement. For your convenience, the comment has been reproduced below, followed by the Registrant’s response.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	To the extent that the resale offering will not take place until the ordinary shares are listed on Nasdaq, please make this clear on the public offering prospectus cover page. As currently drafted, it appears that the primary and resale offering are part of the same firm commitment offering and will be conducted simultaneously. In addition, please remove the statement on the resale prospectus cover page stating that prior to the offering there has been no public market for the ordinary shares, as at the time shares are sold in the resale offering the primary offering will be complete and there will already be a public market for the shares.

Response:

Disclosure revised to clarify that the resale offering is not part of the firm commitment public offering and will not take place until the ordinary shares are listed on Nasdaq.

See Prospectus Cover page and Resale Prospectus Cover page.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to this filing, please do not hesitate to contact me at (303) 868-3382 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 907-4842 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Chia Lei Kuan of Onestop Assurance PAC at +65 9499 3768 (email: leikuanchia@one-stop-ca.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

cc:	BeLive Holdings
R.F. Lafferty & Co., Inc.
Lucosky Brookman LLP
Onestop Assurance PAC